Mail Stop 4561

March 13, 2009

Ms. Lisa L.Griffith
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237

> **RE:** **Fidelity Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **File No. 0-22288**

Dear Ms. Griffith:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 13 – TARP Capital Purchase Program, page 19

Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

- identify how you determined the fair value of the preferred stock and the common stock warrants (e.g. the carrying values of the preferred stock and the common stock warrants should be determined based on their relative fair values at the issue date);

- identify the market rate (discount rate) used when deriving the fair value of the preferred stock;

- discuss the methodology (e.g. Black-Scholes) and assumptions used to calculate the fair value of the common stock warrants;

- discuss the method used to amortize the discount on the preferred stock; and

- revise your income statement presentation to present preferred dividends and amortization of the discount after net income, thus arriving at net income available to common stockholders.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief